Micron Technology, Inc., and ASML MaskTools Enter Broad Collaboration Agreement

SANTA CLARA, California and BOISE, Idaho, September 14, 2004 — ASML MaskTools, a business unit of ASML Holding NV (ASML), and Micron Technology, Inc., today announced a comprehensive multi-year business agreement to enhance the capability of lithography tools. The agreement focuses on low k1 imaging solutions at and below the 95 nanometer (nm) node. As part of the agreement, Micron also acquired a global license for ASML MaskTools’ intellectual property portfolio for volume production use in Micron fabs.

The collaboration between ASML MaskTools and Micron relates to creating and improving practical applications for resolution enhancement techniques (RET) which extend the capability of lithography tools by improving the performance of key wafer imaging characteristics such as depth of focus, CD uniformity and process latitudes.

“This long-term agreement with ASML MaskTools demonstrates Micron’s leadership position in enabling advanced process and memory technology and our commitment to provide our customers with the most advanced chips possible,” said Mark Durcan, Micron’s Chief Technology Officer and Vice President of R&D. “Our implementation of ASML MaskTools’ technology extends the useful lifetime of our equipment, thereby maximizing the value of our investments.”

As part of the agreement, Micron will purchase ASML’s MaskWeaver™ for RET implementation and LithoCruiser™ for ASML scanner optimization. Additionally, Micron will supply ASML with high-end mask-making and mask-characterization services to help qualify ASML TWINSCAN™ ArF scanners for volume production at the 65 nm and 45 nm nodes.

“We are pleased to recognize Micron as an early adopter of our next generation optical extension technologies – CPL and DDL. Their involvement will lead to further development and product maturation,” said Dinesh Bettadapur, president and CEO, ASML MaskTools. “ASML is the sole supplier of a complete, integrated product set, from mask design to wafer imaging – capable of meeting critical lithography requirements for leading-edge customers like Micron.”

About ASML MaskTools

ASML MaskTools, based in Santa Clara, California, offers leading edge optical extension technologies and products for the semiconductor industry. Core products include MaskWeaver for full-chip, model-based OPC/CPL™/DDL™ mask optimization and LithoCruiser for lithography process analysis and optimization. As optical lithography continues to be used for volume IC manufacturing below the wavelength of the exposure light source, these technologies and products enhance photolithography process latitude, thereby improving integrated circuit yields in manufacturing. For more information on ASML MaskTools, contact the company by calling 1 408 855 0500 or visit their website at www.masktools.com. For more info about ASML corporate, please visit www.asml.com.

About Micron Technology, Inc.

Micron Technology, Inc., is one of the world’s leading providers of advanced semiconductor solutions. Through its worldwide operations, Micron manufactures and markets DRAMs, Flash memory, CMOS image sensors, other semiconductor components and memory modules for use in leading-edge computing, consumer, networking, and mobile products. Micron’s common stock is traded on the New York Stock Exchange (NYSE) under the MU symbol. To learn more about Micron Technology, Inc., visit its web site at www.micron.com.

Micron Technology, Inc. David T. Parker dtparker@micron.com tel: +1.208.368.4400

ASML Elizabeth Kitchener Director Corporate Communications corpcom@asml.com tel: +1.203.761.6300